Exhibit 99.8

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2014 of Western Copper and Gold Corporation of our report dated March 27, 2015, relating to the consolidated financial statements, which appear in this Annual Report.

signed “PricewaterhouseCoopers LLP”
Chartered Accountants
Vancouver, Canada
March 27, 2015